

January 9, 2015

Via E-mail
David Rector
Chief Executive Officer
Great West Resources, Inc.
1990 N. California Boulevard, 8th Floor
Walnut Creek, California 94596

> **Re: Great West Resources, Inc.**
> **Current Report on Form 8-K**
> **Filed December 16, 2014**
> **File No. 0-25097**

Dear Mr. Rector:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Changes to the Business, page 2

1.   Please provide background information as to the business reasons and circumstances for your change from "potash mining and exploration" to selling "mobile voice, data and communications services targeting government, defense industry and commercial users" where your sole officer and director, Mr. David Rector, does not have experience in the satellite telecommunications industry.

Description of Current Business, page 3

2.   Please revise to clarify what business activities the company is currently engaged in and clearly distinguish those activities which are planned for the future. It appears that under the Globalstar contracts you are continuing to provide mobile voice, data and communications services to GTC's existing customers who are serviced under

those contracts. Please clarify how you are able to carry on this business with one part-time officer who has no experience in the field, a part-time consultant, and no employees.

3.   Please clarify your business plan by providing more specific information regarding the practical steps that you will need to take in order to make your business fully operational and profitable. You state on page 2 that you intend to "carry on the portion of GTC's business related to the Globalstar Contracts . . . ," as well as to become a reseller of equipment and services. Please explain clearly what you will need to do in order to be able to offer these services and equipment for sale and how long such preparations will take. Disclose the anticipated costs for such activities. In your risk factor section you refer to a need for significant additional capital and you describe product development as a long, expensive process. We also note your disclosure that David Rector has no experience in this industry and that you have no other employees.

4.   Disclose with greater specificity the nature of the products and services you intend to offer. You frequently refer to your "solutions," without disclosing very clearly what the specific services and products are. For example, it appears that you intend to sell satellite phones. If true, briefly explain the nature of such phones and how they differ from cell phones. When you discuss markets, explain the nature of the intended market for each product or service. Also, when you discuss competition, provide greater specificity.

5.   Please revise to clarify what type of products you intend to sell through Amazon's website.

Employees, page 4

6.   Please disclose how many hours a week, or what percentage of his business time, David Rector plans to devote to the company's business.

Risk Factors, page 5

7.   In the introductory paragraph, please delete the reference to the possibility of risks that are currently unknown or appear immaterial, which is unnecessarily confusing.

We may pursue strategic transactions in the future . . . , page 6

8.   Please clarify the reason why you anticipate the possibility of future transactions that could cause you to make significant changes to your business profile.

If we fail to protect our intellectual property rights . . . , page 7

9.   Please revise to clarify the nature of the intellectual property rights and other proprietary rights you refer to.

Being a public company is expensive and administratively burdensome, page 8

10.   Please revise to disclose the estimated costs of being a public company.

Because we became public by means of a reverse merger . . . , page 11

11.   Please revise to clarify why you refer to the current transaction as a reverse merger, although it appears to be an acquisition of assets rather than a reverse merger with a preexisting business. We also note that the company became public in 1999 by means of a Form 10SB-12(g) filing.

Liquidity and Capital Resources, page 14

12.   Please revise to disclose the amount of capital you anticipate that you will need to implement your business plan and continue operations.

13.   Please revise to clarify whether David Rector is currently receiving a salary, and if so how much; if not, disclose any plans to pay him a salary in the foreseeable future.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436,

Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.


Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
